# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROTHENA CORP PUBLIC LTD CO, CIK 0001559053
CUSIP: G72800108
Title of class of securities: Ordinary Shares, $0.01 par value
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, GRAND CANAL DOCKLANDS, DUBLIN 2, Ireland (L2), D02 VK60
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001045463

## Reporting persons
- SCULLY WILLIAM P: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); sole voting power 1,091,000; shared voting power 5,313,846; sole dispositive power 1,091,000; shared dispositive power 5,313,846; aggregate amount beneficially owned 6,404,846 (12.5% of the class)
  Comment: * See Item 4

## Item 1. Issuer
Name of issuer: PROTHENA CORP PUBLIC LTD CO
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, GRAND CANAL DOCKLANDS, DUBLIN 2, IRELAND, D02 VK60.

## Item 2. Person Filing
Name of person filing: William P. Scully
Address of principal business office or, if none, residence: 771 Manatee Cove, Vero Beach, Florida 32963
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person may be deemed to be the beneficial owner of 6,404,846 Ordinary Shares. This amount consists of (i) 100,000 Ordinary Shares owned directly by the Reporting Person over which he has sole voting and dispositive power, (ii) 187,000 Ordinary Shares owned by Manatee Equity Fund LLC, of which the Reporting Person is the sole manager with sole voting and dispositive power, (iii) 804,000 Ordinary Shares owned by the Reporting Persons IRA, over which he has sole voting and dispositive power, (iv) 42,000 Ordinary Shares owned by the Reporting Persons spouses IRA, over which he may be deemed to have shared voting and dispositive power, (v) 172,000 Ordinary Shares owned by the Reporting Persons spouse, over which he may be deemed to have shared voting and dispositive power, (vi) 23,000 Ordinary Shares owned by an IRA subject to an investment management agreement over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his right to terminate such agreement, (vii) 5,036,846 Ordinary Shares owned in the aggregate by various grantor retained annuity trusts, which have an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trusts, and (viii) 40,000 Ordinary Shares owned by another trust, which has an independent trustee, but over which the Reporting Person may be deemed to have shared voting and dispositive power by reason of his retained right to substitute assets in such trust.
Percent of class: According to the Issuers most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, as filed with the Securities and Exchange Commission on November 5, 2026, the number of Ordinary Shares outstanding as of October 29, 2026 was 51,349,796. The Ordinary Shares which the Reporting Person may be deemed to beneficially own constitute approximately 12.47% of such total number of shares. The Reporting Person disclaims beneficial ownership of all Ordinary Shares in which the Reporting Person does not have a pecuniary interest, and the Reporting Person expressly disclaims any status as a group with any other party.
Sole power to vote or to direct the vote: 1,091,000
Shared power to vote or to direct the vote: 5,313,846
Sole power to dispose or to direct the disposition: 1,091,000
Shared power to dispose or to direct the disposition: 5,313,846

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SCULLY WILLIAM P: /s/ Diana L. Hayes, Attorney-in-fact (11/13/2026)
Comment: Pursuant to a Limited Power of Attorney date September 3, 2025, a copy of which is on file with the Commission.